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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                              AMENDMENT NO. 35 TO
                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                                  MetLife, Inc.
                                (Name of Issuer)

                     Common Stock, par value $.01 per share
                         (Title of Class of Securities)

                                    59156R108
                                 (CUSIP Number)

                             James L. Lipscomb, Esq.
                  Executive Vice-President and General Counsel
                                  MetLife, Inc.
                                 200 Park Avenue
                             New York, NY 10166-0188
                                 (212) 578-2211
       (Name, Address and Telephone Number of Person Authorized to Receive
                           Notices and Communications)

                                November 6, 2008
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                               Page 1 of 9 Pages
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                                  SCHEDULE 13D

CUSIP No. 59156R108                                           Page 2 of 9 Pages

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(1)  Names of Reporting Persons             Board of Directors of MetLife, Inc.,
                                            as an entity

     I.R.S. Identification
     Nos. of Above Persons                  Not applicable

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(2)  Check the Appropriate Box if                                       (a) [ ]
     a Member of a Group                                                (b) [ ]

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(3)  SEC Use Only

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(4)  Source of Funds                                 Not Applicable. See Item 4

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(5)  Check if Disclosure of Legal
     Proceedings is Required
     Pursuant to Items 2(d) or 2(e)                                         [ ]

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(6)  Citizenship or Place of
     Organization                                                        U.S.A.

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Number of Shares          (7)  Sole Voting Power                              0
Beneficially Owned
by Each Reporting      ---------------------------------------------------------
Person With
                          (8)  Shared Voting Power
                                                                    243,736,700*
                       ---------------------------------------------------------

                          (9)  Sole Dispositive Power                         0

                       ---------------------------------------------------------

                          (10) Shared Dispositive Power                       0

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(11) Aggregate Amount Beneficially
     Owned by Each Reporting Person
                                                                    243,736,700
--------------------------------------------------------------------------------

(12) Check if the Aggregate Amount
     in Row (11) Excludes Certain
     Shares                                                                 [ ]

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(13) Percent of Class Represented
     by Amount in Row 11                                                   30.6%

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(14) Type of Reporting Person                                                OO

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* Unless otherwise indicated, all information relating to beneficial ownership of the Shares by the Reporting Persons is as of October 31, 2008.

                                  SCHEDULE 13D

CUSIP No. 59156R108                                           Page 3 of 9 Pages

Items 4, 5 and 7 are amended as set forth below:

ITEM 4. PURPOSE OF TRANSACTION.

            The Board of Directors is reporting beneficial ownership of 243,736,700 shares of Common Stock (the "Shares") held by the MetLife Policyholder Trust (the "Trust") under the Plan of Reorganization, dated September 28, 1999, as amended (the "Plan"), of Metropolitan Life Insurance Company ("MetLife").

            On April 7, 2000, 494,466,664 Shares were issued to the Trust pursuant to Section 5.2(d) of the Plan, a copy of which is filed as an exhibit to this statement. No consideration has been separately provided therefor by any member of the Board of Directors, except for Shares allocated to such member pursuant to the Plan. Since April 7, 2000, transactions by Beneficiaries (i) under the Purchase and Sale Program provided for by the Trust Agreement (as defined below), and (ii) pursuant to the Split-off (as defined below) have resulted in a decrease in the number of Shares held by the Trust from 494,466,664 to 243,736,700 (as adjusted to reflect refinements in the calculation of the number of Shares issued to the Trust under the Plan).

            Under the Plan and the MetLife Policyholder Trust Agreement, dated as of November 3, 1999 (as amended, the "Trust Agreement"), by and among MetLife, the Issuer, Wilmington Trust Company (the "Trustee") and ChaseMellon Shareholder Services, L.L.C., as custodian (now known as Mellon Investor Services LLC, the "Custodian"), a copy of which is attached as an exhibit to this statement, certain eligible policyholders of MetLife ("Trust Eligible Policyholders") have been allocated a number of interests in the Trust ("Trust Interests") equal to the number of shares of Common Stock allocated to the Trust Eligible Policyholders in accordance with the Plan. The assets of the Trust principally are the Shares issued to the Trust for the benefit of the Trust Eligible Policyholders and permitted transferees (collectively, the "Beneficiaries"). The Shares are held in the name of the Trustee, on behalf of the Trust, which has legal title over the Shares. The Beneficiaries do not have legal title to any part of the assets of the Trust. The Trust Interests represent undivided fractional interests in the Shares and other assets of the Trust beneficially owned by a Trust Beneficiary through the Custodian.

            The Trust Agreement provides the Trustee with directions as to the manner in which to vote, assent or consent the Shares at all times during the term of the Trust. On all matters brought for a vote before the stockholders of the Issuer, with the exception of a Beneficiary Consent Matter (as defined below), the Trustee will vote in accordance with the recommendation given by the Board of Directors of the Issuer to its stockholders or, if no such recommendation is given, as directed by the Board. On all Beneficiary Consent Matters, the Trustee will vote all of the Shares in favor of, in opposition to or abstain from the matter in the same ratio as the Trust Interests of the Beneficiaries that returned voting instructions to the Trustee indicated preferences for voting in favor of, in opposition to or abstaining from such matter. The Trust Agreement also contains provisions allowing Beneficiaries to instruct the Custodian to withdraw their allocated Trust Shares to participate in any tender or exchange offer for the Common Stock and to make any cash or share election, or perfect any dissenter's rights, in connection with a merger of the Issuer.

                                  SCHEDULE 13D

CUSIP No. 59156R108                                           Page 4 of 9 Pages

                  A "Beneficiary Consent Matter" is:

      (i) a contested election of directors or, subject to certain conditions, the removal of a director,

      (ii) a merger or consolidation, a sale, lease or exchange of all or substantially all of the assets or a recapitalization or dissolution of the Issuer, if it requires a vote of stockholders under applicable Delaware law,

      (iii) any transaction that would result in an exchange or conversion of the Shares for cash, securities or other property,

      (iv) issuances of Common Stock prior to the first anniversary of the effective date of the Plan (the "Effective Date") at a price materially below the prevailing market price, if a vote is required to approve the issuance under Delaware law, other than issuances in an underwritten public offering or pursuant to an employee benefit plan,

      (v) before the first anniversary of the Effective Date, any matter that requires approval by a vote of more than a majority of the outstanding stock of the Issuer entitled to vote thereon under Delaware law or the certificate of incorporation or the by-laws of the Issuer, and any amendment to the certificate of incorporation or by-laws of the Issuer that is submitted to a vote of stockholders for approval, and

      (vi) proposals submitted to stockholders requiring the Board of Directors to amend the Issuer's Stockholder Rights Plan, or redeem rights under that plan, other than a proposal with respect to which the Issuer has received advice of nationally-recognized legal counsel to the effect that the proposal is not a proper subject for stockholder action under Delaware law.

                  The Trust Agreement contains provisions enabling the Beneficiaries to withdraw the Shares allocated to them under the Plan and the Trust Agreement for resale or otherwise and to receive dividends on such Shares.

                  On September 12, 2008, the Issuer completed a tax-free split-off (the "Split-off") of its majority-owned subsidiary, Reinsurance Group of America, Incorporated ("RGA"). The Issuer and RGA entered into a recapitalization and distribution agreement, a copy of which is attached as an exhibit to this statement, pursuant to which the Issuer agreed to divest substantially all of its 52% interest in RGA to the Issuer's stockholders. The Split-off was effected through the following:

   - A recapitalization of RGA common stock into two classes of common stock -- RGA class A common stock and RGA class B common stock. Pursuant to the terms of the recapitalization, each outstanding share of RGA common stock, including the 32,243,539 shares of RGA common stock beneficially owned by the Issuer and its subsidiaries, was reclassified as one share of RGA class A common stock. Immediately thereafter, the Issuer and its subsidiaries exchanged 29,243,539 shares of its RGA class A common stock -- which represented all of the RGA class A common stock beneficially owned by the Issuer and its subsidiaries other than 3,000,000 shares of RGA class A common stock -- with RGA for 29,243,539 shares of RGA class B common stock.

   - An exchange offer, pursuant to which the Issuer offered to acquire its common stock from its stockholders in exchange for all of its 29,243,539 shares of RGA class B common stock. The exchange ratio was 1.2663 shares of RGA class B common stock for one share of the Issuer's common stock. This ratio was determined based upon a ratio -- as more specifically described in the exchange offering document -- of the value of the Issuer and RGA shares during the three-day period prior to the closing of the exchange offer. The 3,000,000 shares of RGA class A common stock were not subject to the tax free exchange.

      As a result of completion of the recapitalization and exchange offer, the Issuer received from its stockholders 23,093,689 shares of the Issuer's common stock, including 1,781,272 shares of the Issuer's common stock pursuant to instructions from the Beneficiaries and, in exchange, delivered 29,243,539 shares of RGA class B common stock. The disposition of RGA resulted in the elimination of the Company's Reinsurance segment.

                                  SCHEDULE 13D

CUSIP No. 59156R108                                           Page 5 of 9 Pages

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

(a) As an entity, the Board of Directors of the Issuer beneficially owns 243,736,700 shares or 30.6% of the Issuer's outstanding Common Stock. The Board of Directors of the Issuer is deemed to beneficially own the shares of Common Stock held by the Trust because the Board will direct the voting of these shares on certain matters submitted to a vote of stockholders. See Item 4.

(b) As an entity, the Board of Directors of the Issuer has shared voting power with respect to 243,736,700 shares of Common Stock.

(c) Except as described in Item 4, there were no transactions in the class of securities reported on that were effected by the Reporting Persons since July 30, 2008 other than (i) transactions by Beneficiaries under the Purchase and Sale Program provided for by the Trust Agreement, and (ii) pursuant to the Split-off, resulting in a decrease in the number of shares of Common Stock held by the Trust from 251,874,705 to 243,736,700.

(d) The Beneficiaries of the Trust have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares allocated to them under the Plan and the Trust Agreement. See
      Item 4.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

Exhibit 4     Recapitalization and Distribution Agreement, dated as of June
              1, 2008, by and between MetLife, Inc. and Reinsurance Group of America, Incorporated (incorporated by reference to Amendment No. 14 to the Schedule 13D dated June 2, 2008 filed by MetLife, Inc., Metropolitan Life Insurance Company, GenAmerica Financial, LLC and General American Life Insurance Company)

Exhibit 99.1  Joint Filing Agreement under Rule 13d-1(k)(l)

                                  SCHEDULE 13D

CUSIP No. 59156R108                                           Page 6 of 9 Pages

            SIGNATURES.

            After reasonable inquiry and to the best of my knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

   Dated: November 6, 2008

                *
   ----------------------------
   C. Robert Henrikson

                *
   ----------------------------
   Sylvia Mathews Burwell

                *
   ----------------------------
   Eduardo Castro-Wright

               *
   ----------------------------
   Burton A. Dole, Jr.

                *
   ----------------------------
   Cheryl W. Grise

                *
   ----------------------------
   R. Glenn Hubbard

                *
   ----------------------------
   John M. Keane

                *
   ----------------------------
   James M. Kilts

                                  SCHEDULE 13D

CUSIP No. 59156R108                                          Page 7 of 9 Pages


                *
   ----------------------------
   Hugh B. Price

                *
   ----------------------------
   David Satcher, M.D.

                *
   ----------------------------
   Kenton J. Sicchitano

                *
   ----------------------------
   William C. Steere, Jr.

                *
   ----------------------------
   Lulu C. Wang



            * By /s/ Gwenn L. Carr
                 -------------------------
                 Gwenn L. Carr
                 Attorney-in-fact